

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

David Sobelman
President and Chairman of the Board
GENERATION INCOME PROPERTIES, INC.
401 East Jackson Street
Suite 3300
Tampa, FL 33602

> **Re: GENERATION INCOME PROPERTIES, INC.**
> **Amendment No. 9 to Form S-11**
> **Filed August 18, 2021**
> **File No. 333-235707**

Dear Mr. Sobelman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-11 filed August 18, 2021

General

1. Please update the disclosure throughout the prospectus as of the most recent practicable date. For example, we note the organizational structure on page 9, the common stock outstanding after the offering on page 14, and the beneficial ownership table is as of June 30, 2021.

David Sobelman
GENERATION INCOME PROPERTIES, INC.
August 24, 2021
Page 2

Offering Summary, page 1

2.   We note the disclosure on page 1 and elsewhere in the prospectus that approximately 80% of your portfolio's annualized base rent was received from tenants that have (or whose parent company has) an investment grade credit rating of "BBB-" or higher. We note this figure excludes La-Z-Boy Corporation, which is not rated. Please revise throughout the prospectus to clearly disclose this figure including La-Z-Boy Corporation.

Exhibits

3.   We note that the legality opinion filed as Ex. 5.1 contains the assumption that "the Company will issue the Offered Securities in accordance with the Board Resolutions, and both as of the date hereof and prior to the issuance of any Offered Securities, the Company will have available for issuance, under the Charter, the requisite number of authorized but unissued shares of Common Stock for the issuance of the Offered Securities." This is an overly broad opinion that assumes material facts underlying the opinion. For guidance, see Staff Legal Bulletin No. 19.II.B.3.a. Please remove this assumption.

4.   We note that the legality opinion is limited to Maryland General Corporation Law. However, the unit certificate, warrant certificate and agreement, and the representative's warrant certificate all designate that New York law governs the agreements. The opinion as it relates to the units, warrants and representative's warrants should be based upon the law of the jurisdiction governing the agreement. For guidance, see Staff Legal Bulletin No. 19.II.B.1.f. Please revise the opinion accordingly.

        You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Curt Creely, Esq.